NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

March 7, 2022

Erin Donahue

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transnational Group, Inc.
Offering Statement on Form 1-A
Filed January 11, 2022
Commission File No. 024-11775

Dear Ms. Donahue:

This is in response to the letter of comment of the Staff dated January 31, 2022, relating to the captioned Offering Statement on Form 1-A of Transnational Group, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Offering Statement on Form 1-A

Financial Statements, page F-1

1.	Please revise the financial statements to clearly and prominently label each of the Consolidated Balance Sheets, Consolidated Income Statements, Consolidated Statements of Stockholders' Equity, and Consolidated Statements of Cash Flows as “unaudited.”

Please be advised that, in response to such comment, the term “unaudited” has been inserted throughout the financial statements.

2.	We note that on July 18, 2021, you completed the acquisition of On OTT Now, Inc. Please address the following:

•	Tell us whether On OTT Now, Inc. had any operations prior to the acquisition and, if so, clearly describe to us the nature of those operations.

Please be advised that, prior to the acquisition, On OTT Now was developing a multilingual video streaming platform (the “platform”) and had devoted resources and planned to demo the “platform.” In this regard, disclosure has been added to “Business—History” in the Offering Circular.

•	Describe to us the factors you relied upon when concluding that On OTT Now, Inc. was a business pursuant to ASC 805-20-20.

According to ASC 850, the three elements of a business are (1) Inputs, (2) Process and (3) Outputs. To date, there have been resources (Inputs) devoted to the creation of the platform. These resources consist of overseas teams and domestic oversight personnel. Both parties have been working together, using advanced programming languages (Process) in order to customize the platform into a functional prototype. To date, no revenue (Output) has been realized. However, because the platform is not in existence through any competitor, the Company expects the Outputs derived from the Inputs and Process will be significant.

•	In light of the significance of your investment in On OTT Now, Inc., tell us how you considered the need to provide financial statements of On OTT Now, Inc. and related pro forma statements in this filing.

In light of such comment, the Company has determined it appropriate to include financial statements of On OTT Now, Inc. and related pro forma statements in the Offering Circular.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member